

Mail Stop 3720

February 22, 2010

VIA US MAIL AND FAX (615) 246-4133
Ms. Sariah Hopkins
Executive Vice President and Chief Financial Officer
Debut Broadcasting Corporation, Inc.
1025 16th Avenue South
Nashville, TN 37212

      RE: Debut Broadcasting Corporation, Inc.
               Form 10-K for the year ended December 31, 2008
               Filed April 1, 2009
               Form 10-Q for the quarterly periods ended March 31, 2009, June 30, 2009 and September 30, 2009
               Filed May 14, 2009, August 14, 2009 and November 13, 2009
               File No. 000-50762

Dear Ms. Hopkins:

We issued comments to you on the above captioned filing on January 15, 2010. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by March 8, 2010 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by March 8, 2010, we will, consistent to our obligations under the federal securities laws, decide on how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Scott Hodgdon, Attorney-Advisor, at (202) 551-3273, or me at (202) 551-3810 with any questions.

Sincerely,

Larry Spirgel
Assistant Director